As filed with the SEC on February 20, 2003

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

ADS Media Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Class of Securities)

00100X106
(CUSIP Number)

Clark R. Doyal	With a copy to:
15454 Tradesman	Lee Polson
San Antonio, Texas 78249	Strasburger & Price, L.L.P.
(210) 655-6613	600 Congress Ave., Ste. 2600
Austin, Texas 78701
(512) 499-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2003, January 31, 2003, February 18, 2003
(Date of Event which Requires Filing of this Statement)

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Reason this Amendment is being filed:  To correct typographical errors found in Schedule 13D filed with the Secretary of State on February 20, 2003.
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(1)        Names of Reporting Persons:
            Clark R. Doyal
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(2)        Check the appropriate box if a member of a group:
            (a)  [   ]
            (b)  [X]
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(3)        SEC Use Only

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(4)        Source of Funds:
            PF
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(5)        Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
            [   ]
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(6)        Citizenship or place of organization:
            Texas
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Number of shares beneficially owned by each person with:

(7)	Sole voting power	Clark R. Doyal	5,095,581 Shares Common

(8)	Shared voting power	None

(9)	Sole dispositive power	Clark R. Doyal	5,095,581 Shares Common

(10)	Shared dispositive power	None

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(11)      Aggregate amount beneficially owned by each reporting person.
            Clark R. Doyal             5,095,581 Shares Common
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(12)      Check if the aggregate amount in row (11) excludes certain shares
            [   ]
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(13)      Percent of class represented by amount in Row (11)
            25.91% (See Item 5 for calculation of outstanding shares.)
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(14)      Type of reporting person:
            IN
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Item 1             Security and Issuer

This report relates to the common stock, par value $0.001 per share, of ADS Media Group, Inc. (“ADSM”) formerly known as National Health & Safety Corporation (“NHLT”), located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746.  On January 30, 2003, the shareholders of NHLT approved amendments to the Articles of Incorporation which effected, as of February 6, 2003, a one for one hundred reverse stock split and a change of NHLT’s name to ADS Media Group, Inc.  ADSM was then acquired by Alternative Delivery Solutions, Inc. (“ADS”) on January 31, 2003

Item 2             Identity and Background

Clark R. Doyal, a native Texan, is a director and chief executive officer of ADS, and a director and president of ADSM.  Mr. Doyal has not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3             Source and Amount of Funds or Other Consideration

Clark R. Doyal received 5,095,581 (post reverse split) shares of ADSM in exchange for his shares in ADS.

Item 4             Purpose of Transaction

Clark R. Doyal received 5,095,581 (post reverse split) shares of ADSM in exchange for his shares in ADS, as a result of the Stock Exchange Agreement by and between  ADSM and ADS.

Item 5             Interest in Securities of the Issuer

Person:	Clark R. Doyal
No. Shares Owned:	5,095,581 Shares of Common Stock
Percent of Outstanding shares	25.91%

Common stock outstanding at February 18, 2003	19,666,780

Item 6             Contracts, Arrangements, Understandings or Relationships with Respect to
                        Securities of the Issuer

See Items 3 and 4.

Item 7             Exhibits

1.  Stock Exchange Agreement and Amendments 1 and 2 to the Stock Exchange Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Clark R. Doyal

Date: February 18, 2003	Clark R. Doyal